FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

5 August 2019

HSBC HOLDINGS PLC
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http://www.rns-pdf.londonstockexchange.com/rns/8246H_1-2019-8-4.pdf

2019 INTERIM RESULTS – HIGHLIGHTS

●
Strong revenue momentum in 1H19 in Retail Banking and Wealth Management (‘RBWM’), as we won new customers and increased lending, and in Commercial Banking (‘CMB’), with growth in all major products and all regions. Global Banking and Markets (‘GB&M’) revenue lower.

●
Continuing growth in Asia, although outlook is less certain. Reported revenue in Asia up 7% compared with 1H18. Reported lending in Asia up $23bn or 5% compared with the end of 2018.

●
Investments of $2.2bn in 1H19, up 17% compared with 1H18, on near- and medium-term initiatives to grow the business and enhance digital capabilities.

●
Improved customer satisfaction in scale markets in RBWM and CMB.

Group Chief Executive

●
On 5 August 2019, John Flint stepped down as Group Chief Executive and as a Director of HSBC Holdings. Noel Quinn was appointed as interim Group Chief Executive and as a Director of HSBC Holdings.

Financial performance (vs 1H18)

●
Reported profit after tax up 18.1% to $9.9bn.

●
Reported profit before tax up 15.8% to $12.4bn, including an $828m dilution gain recognised on the completion of the merger of our associate The Saudi British Bank (‘SABB’) with Alawwal bank in Saudi Arabia. It also included a provision of $615m in respect of the mis-selling of payment protection insurance (‘PPI’), and $248m of severance costs arising from cost efficiency measures across our global businesses and functions. Adjusted profit before tax up 6.8% to $12.5bn.

●
Reported revenue up 7.6%. Adjusted revenue up 8.0%, with strong performances in RBWM and CMB. Adjusted revenue down 3% in GB&M, which suffered from lower market activity due to ongoing economic uncertainty, and spread compression.

●
Reported operating expenses down 2.3%. Adjusted operating expenses up 3.5%, with significant work undertaken in 1H19 to reduce 2020 run-rate. Positive adjusted jaws of 4.5%, supported by favourable market impacts in insurance manufacturing, the non-recurrence of a 1H18 adverse swap mark-to-market loss in Corporate Centre and disposal gains in Latin America.

●
Earnings per share of $0.42. Return on average tangible equity (annualised) (‘RoTE’) up 150 basis points (‘bps’) to 11.2%, including c.120bps favourable impact of the SABB dilution gain.

●
Common equity tier 1 (‘CET1’) ratio up 30bps from 31 December 2018 to 14.3%.

●
We intend to initiate a share buy-back of up to $1bn, which we expect to commence shortly

Progress on 2020 financial targets

●
The outlook has changed. Interest rates in the US dollar bloc are now expected to fall rather than rise, and geopolitical issues could impact a significant number of our major markets. In the near term, the nature and impact of the UK’s departure from the European Union remain highly uncertain. Given the prevailing outlook for interest rates and revenue headwinds in GB&M and RBWM, we do not expect to achieve our 6% RoTE target in the US by 2020.

●
We are managing operating expenses and investment spending in line with the increased risks to revenue.

●
We expect some recovery from first-half market conditions in GB&M in the second half of 2019 and into next year, and continue to target a RoTE above 11% in 2020, but we will not take short-term decisions that could jeopardise the long-term health of the business.

Key financial metrics

		Half-year to
		30 Jun	30 Jun	31 Dec
	Footnotes	2019	2018	2018
Reported results
Reported revenue ($m)		29,372	27,287	26,493
Reported profit before tax ($m)		12,407	10,712	9,178
Reported profit after tax ($m)		9,937	8,416	6,609
Profit attributable to the ordinary shareholders of the parent company ($m)		8,507	7,173	5,435
Basic earnings per share ($)		0.42	0.36	0.27
Diluted earnings per share ($)		0.42	0.36	0.27
Return on average ordinary shareholders' equity (annualised) (%)		10.4	8.7	6.7
Return on average tangible equity (annualised) (%)	1	11.2	9.7	8.6
Net interest margin (%)	1	1.61	1.66	1.66
Adjusted results
Adjusted revenue ($m)		28,495	26,381	26,333
Adjusted profit before tax ($m)		12,516	11,723	9,593
Adjusted jaws (%)		4.5
Cost efficiency ratio (%)		56.7	59.2	62.8
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)		0.23	0.08	0.27

		At
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
Balance sheet
Total assets ($m)		2,751,273	2,607,314	2,558,124
Net loans and advances to customers ($m)		1,021,632	973,443	981,696
Customer accounts ($m)		1,380,124	1,356,307	1,362,643
Average interest-earning assets ($m)	1	1,912,708	1,839,603	1,839,346
Loans and advances to customers as % of customer accounts (%)		74.0	71.8	72.0
Total shareholders’ equity ($m)		192,676	183,607	186,253
Tangible ordinary shareholders’ equity ($m)		145,441	139,754	140,056
Net asset value per ordinary share at period end ($)	2,3	8.35	8.10	8.13
Tangible net asset value per ordinary share at period end ($)	3	7.19	7.00	7.01
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)		14.3	14.2	14.0
Risk-weighted assets ($m)		885,971	865,467	865,318
Total capital ratio (%)	4	20.1	20.4	20.0
Leverage ratio (%)		5.4	5.4	5.5
High-quality liquid assets (liquidity value) ($bn)		533	540	567
Liquidity coverage ratio (%)		136	158	154
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,221	19,963	19,981
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,286	20,045	20,059
Average basic number of $0.50 ordinary shares outstanding (millions)		20,124	19,998	19,786
Dividend per ordinary share (declared in the period) ($)		0.31	0.31	0.20

1 For these metrics, half-year to 31 December 2018 is calculated on a full-year basis and not a 2H18 basis.

2 The definition of net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

3 Excludes impact of $0.10 per share 1Q19 dividend, following a June 2019 change in accounting practice on the recognition of interim dividends, from the date of declaration to the date of payment.

4 Total capital ratio at 30 June 2019 was calculated in accordance with the revisions to the Capital Requirements Regulation (‘CRR II’) on a transitional basis. Prior period ratios were calculated under the Capital Requirements Regulation and Directive (‘CRD IV’) on a transitional basis.

Highlights

		Half-year to
		30 Jun	30 Jun
		2019	2018
	Footnotes	$m	$m
Reported
Revenue	1	29,372	27,287
Change in expected credit losses and other credit impairment charges		(1,140)	(407)
Operating expenses		(17,149)	(17,549)
Profit before tax		12,407	10,712
Adjusted
Revenue	1	28,495	26,381
Change in expected credit losses and other credit impairment charges		(1,140)	(357)
Operating expenses		(16,163)	(15,615)
Profit before tax		12,516	11,723
Significant items affecting adjusted performance
Revenue
Customer redress programmes		—	46
Disposals, acquisitions and investment in new businesses		827	(142)
Fair value movements on financial instruments		50	(152)
Operating expenses
Costs of structural reform		(91)	(211)
Customer redress programmes		(610)	(100)
Disposals, acquisitions and investment in new businesses		—	(3)
Restructuring and other related costs		(287)	(24)
Settlements and provisions in connection with legal and regulatory matters		2	(841)

1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Financial summary

		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
For the period
Profit before tax		12,407	10,712	9,178
Profit attributable to:
– ordinary shareholders of the parent company		8,507	7,173	5,435
Dividends on ordinary shares	1	4,206	6,205	3,982
At the period end
Total shareholders’ equity		192,676	183,607	186,253
Total regulatory capital		178,259	176,610	173,238
Customer accounts		1,380,124	1,356,307	1,362,643
Total assets		2,751,273	2,607,314	2,558,124
Risk-weighted assets		885,971	865,467	865,318
Per ordinary share		$	$	$
Basic earnings		0.42	0.36	0.27
Dividend per ordinary share (declared in the period)	2	0.31	0.31	0.20
Net asset value		8.35	8.10	8.13

1 At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice. Prior periods have not been restated as all the relevant amounts are clearly disclosed, and the change is not considered material.

2 The dividends per ordinary share of $0.31 shown in the accounts comprise dividends declared during the first half of 2019. This represents the fourth interim dividend for 2018 and the first interim dividend for 2019.

Distribution of results by global business

Adjusted profit/(loss) before tax
	Half-year to
	30 Jun		30 Jun		31 Dec
	2019		2018		2018
	$m	%	$m	%	$m	%
Retail Banking and Wealth Management	4,441	35.5	3,588	30.6	3,445	35.9
Commercial Banking	4,025	32.1	3,975	33.9	3,545	37.0
Global Banking and Markets	2,824	22.6	3,431	29.3	2,507	26.1
Global Private Banking	196	1.6	187	1.6	155	1.6
Corporate Centre	1,030	8.2	542	4.6	(59	(0.6)
Profit before tax	12,516	100.0	11,723	100.0	9,593	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun		30 Jun		31 Dec
	2019		2018		2018
	$m	%	$m	%	$m	%
Europe	(520)	(4.2)	110	1.0	(925)	(10.1)
Asia	9,780	78.8	9,380	87.6	8,410	91.7
Middle East and North Africa	1,736	14.0	836	7.8	721	7.9
North America	746	6.0	42	0.4	757	8.2
Latin America	665	5.4	344	3.2	215	2.3
Profit before tax	12,407	100.0	10,712	100.0	9,178	100.0

HSBC adjusted profit before tax and balance sheet data
		Half-year to 30 Jun 2019
		RetailBanking and Wealth Management	CommercialBanking	GlobalBanking and Markets	GlobalPrivate Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	11,919	7,816	7,706	924	130	28,495
– external		8,789	7,545	9,493	675	1,993	28,495
– inter-segment		3,130	271	(1,787)	249	(1,863)	—
of which: net interest income/(expense)		8,155	5,653	2,861	441	(1,870)	15,240
Change in expected credit losses and other credit impairment (charges)/recoveries		(540)	(494)	(95)	(19)	8	(1,140)
Net operating income		11,379	7,322	7,611	905	138	27,355
Total operating expenses		(6,981)	(3,297)	(4,787)	(709)	(389)	(16,163)
Operating profit/(loss)		4,398	4,025	2,824	196	(251)	11,192
Share of profit in associates and joint ventures		43	—	—	—	1,281	1,324
Adjusted profit before tax		4,441	4,025	2,824	196	1,030	12,516
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		35.5	32.1	22.6	1.6	8.2	100.0
Adjusted cost efficiency ratio		58.6	42.2	62.1	76.7	299.2	56.7
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		376,126	347,387	250,790	45,806	1,523	1,021,632
Interests in associates and joint ventures		456	—	—	—	23,436	23,892
Total external assets		498,045	377,142	1,120,235	50,757	705,094	2,751,273
Customer accounts		660,588	358,735	289,950	62,235	8,616	1,380,124
Adjusted risk-weighted assets		128,957	327,553	284,509	16,531	127,607	885,157

		Half-year to 30 Jun 2018
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	10,668	7,140	7,916	907	(250	26,381
– external		8,741	7,001	9,181	782	676	26,381
– inter-segment		1,927	139	(1,265)	125	(926)	—
of which: net interest income/(expense)		7,389	4,985	2,385	436	(720)	14,475
Change in expected credit losses and other credit impairment (charges)/recoveries		(514)	(37)	103	4	87	(357)
Net operating income/(expense)		10,154	7,103	8,019	911	(163	26,024
Total operating expenses		(6,583)	(3,128)	(4,588)	(724)	(592)	(15,615)
Operating profit/(loss)		3,571	3,975	3,431	187	(755)	10,409
Share of profit in associates and joint ventures		17	—	—	—	1,297	1,314
Adjusted profit before tax		3,588	3,975	3,431	187	542	11,723
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		30.6	33.9	29.3	1.6	4.6	100.0
Adjusted cost efficiency ratio		61.7	43.8	58.0	79.8	(236.8)	59.2
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		345,029	324,717	246,900	40,809	2,012	959,467
Interests in associates and joint ventures		393	—	—	—	21,744	22,137
Total external assets		467,809	359,329	1,036,945	47,311	659,756	2,571,150
Customer accounts		628,536	351,422	286,690	63,164	9,675	1,339,487
Adjusted risk-weighted assets		122,679	310,278	282,439	16,881	121,666	853,943

HSBC adjusted profit before tax and balance sheet data (continued)
		Half-year to 31 Dec 2018
		RetailBanking and Wealth Management	CommercialBanking	GlobalBanking and Markets	GlobalPrivate Banking	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	10,834	7,420	7,230	854	(5)	26,333
– external		8,155	7,313	8,483	694	1,688	26,333
– inter-segment		2,679	107	(1,253)	160	(1,693)	—
of which: net interest income/(expense)		8,135	5,461	2,768	440	(1,472)	15,332
Change in expected credit losses and other credit impairment (charges)/recoveries		(634)	(684)	(70)	3	28	(1,357)
Net operating income		10,200	6,736	7,160	857	23	24,976
Total operating expenses		(6,772)	(3,191)	(4,653)	(702)	(1,232)	(16,550)
Operating profit/(loss)		3,428	3,545	2,507	155	(1,209)	8,426
Share of profit in associates and joint ventures		17	—	—	—	1,150	1,167
Adjusted profit/(loss) before tax		3,445	3,545	2,507	155	(59)	9,593
		%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax		35.9	37.0	26.1	1.6	(0.6)	100.0
Adjusted cost efficiency ratio		62.5	43.0	64.4	82.2	(24,640.0)	62.8
Adjusted balance sheet data		$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)		362,262	333,854	245,261	39,265	2,459	983,101
Interests in associates and joint ventures		399	—	—	—	22,043	22,442
Total external assets		477,618	361,369	1,011,691	45,140	663,540	2,559,358
Customer accounts		641,833	358,201	290,964	64,660	8,679	1,364,337
Adjusted risk-weighted assets		126,929	321,717	281,338	16,811	118,826	865,621

1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Net interest income	15,240	15,100	15,389
– interest income	27,750	23,422	26,187
– interest expense	(12,510)	(8,322)	(10,798)
Net fee income	6,124	6,767	5,853
– fee income	7,804	8,469	7,575
– fee expense	(1,680)	(1,702)	(1,722)
Net income from financial instruments held for trading or managed on a fair value basis	5,331	4,883	4,648
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	2,196	(222)	(1,266)
Changes in fair value of long-term debt and related derivatives	88	(126)	29
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	457	345	350
Gains less losses from financial investments	201	124	94
Dividend income	38	41	34
Net insurance premium income	6,323	5,776	4,883
Other operating income	2,034	359	526
Total operating income	38,032	33,047	30,540
Net insurance claims and benefits paid and movement in liabilities to policyholders	(8,660)	(5,760)	(4,047)
Net operating income before change in expected credit losses and other credit impairment charges	29,372	27,287	26,493
Change in expected credit losses and other credit impairment charges	(1,140)	(407)	(1,360)
Net operating income	28,232	26,880	25,133
Employee compensation and benefits	(9,255)	(8,836)	(8,537)
General and administrative expenses	(6,372)	(7,767)	(7,586)
Depreciation and impairment of property, plant and equipment and right-of-use assets1	(1,010)	(568)	(551)
Amortisation and impairment of intangible assets and goodwill	(512)	(378)	(436)
Total operating expenses	(17,149)	(17,549)	(17,110)
Operating profit	11,083	9,331	8,023
Share of profit in associates and joint ventures	1,324	1,381	1,155
Profit before tax	12,407	10,712	9,178
Tax expense	(2,470)	(2,296)	(2,569)
Profit for the period	9,937	8,416	6,609
Attributable to:
– ordinary shareholders of the parent company	8,507	7,173	5,435
– preference shareholders of the parent company	45	45	45
– other equity holders	664	530	499
– non-controlling interests	721	668	630
Profit for the period	9,937	8,416	6,609
	$	$	$
Basic earnings per ordinary share	0.42	0.36	0.27
Diluted earnings per ordinary share	0.42	0.36	0.27

1 The impact of the right-of-use assets recognised under IFRS 16 at the beginning of 2019 is not recognised in 2018.

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit for the period	9,937	8,416	6,609
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	1,015	(265)	22
– fair value gains/(losses)	2,141	(658	490
– fair value (gains)/losses transferred to the income statement on disposal	(794)	329	(424)
– expected credit losses recognised in income statement	(5)	(91)	(3)
– income taxes	(327)	155	(41)
Cash flow hedges	239	(68)	87
– fair value gains/(losses)	241	(276	9
– fair value losses reclassified to the income statement	68	184	133
– income taxes and other movements	(70)	24	(55)
Share of other comprehensive income/(expense) of associates and joint ventures	73	(57)	(7)
– share for the period	85	(57	(7
– fair value gains transferred to the income statement on disposal	(12)	—	—
Exchange differences	109	(4,252)	(2,904)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(45)	297	(626)
– before income taxes	(50)	421	(809)
– income taxes	5	(124)	183
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(1,445)	1,345	1,502
– before income taxes	(1,816)	1,653	1,953
– income taxes	371	(308)	(451)
Equity instruments designated at fair value through other comprehensive income	268	(30)	3
– fair value gains/(losses)	265	(26)	(45)
– income taxes	3	(4)	48
Effects of hyperinflation	113	—	283
Other comprehensive expense for the period, net of tax	327	(3,030)	(1,640)
Total comprehensive income for the period	10,264	5,386	4,969
Attributable to:
– ordinary shareholders of the parent company	8,741	4,229	3,854
– preference shareholders of the parent company	45	45	45
– other equity holders	664	530	499
– non-controlling interests	814	582	571
Total comprehensive income for the period	10,264	5,386	4,969

Consolidated balance sheet
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Assets
Cash and balances at central banks	171,090	162,843
Items in the course of collection from other banks	8,673	5,787
Hong Kong Government certificates of indebtedness	36,492	35,859
Trading assets	271,424	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	41,043	41,111
Derivatives	233,621	207,825
Loans and advances to banks	82,397	72,167
Loans and advances to customers	1,021,632	981,696
Reverse repurchase agreements – non-trading	233,079	242,804
Financial investments	428,101	407,433
Prepayments, accrued income and other assets	168,880	110,571
Current tax assets	804	684
Interests in associates and joint ventures	23,892	22,407
Goodwill and intangible assets	25,733	24,357
Deferred tax assets	4,412	4,450
Total assets	2,751,273	2,558,124
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	36,492	35,859
Deposits by banks	71,051	56,331
Customer accounts	1,380,124	1,362,643
Repurchase agreements – non-trading	184,497	165,884
Items in the course of transmission to other banks	9,178	5,641
Trading liabilities	94,149	84,431
Financial liabilities designated at fair value	165,104	148,505
Derivatives	229,903	205,835
Debt securities in issue	103,663	85,342
Accruals, deferred income and other liabilities	152,052	97,380
Current tax liabilities	1,653	718
Liabilities under insurance contracts	93,794	87,330
Provisions	3,025	2,920
Deferred tax liabilities	2,820	2,619
Subordinated liabilities	22,894	22,437
Total liabilities	2,550,399	2,363,875
Equity
Called up share capital	10,281	10,180
Share premium account	13,998	13,609
Other equity instruments	22,367	22,367
Other reserves	3,437	1,906
Retained earnings	142,593	138,191
Total shareholders’ equity	192,676	186,253
Non-controlling interests	8,198	7,996
Total equity	200,874	194,249
Total liabilities and equity	2,751,273	2,558,124

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit before tax	12,407	10,712	9,178
Adjustments for non-cash items:
Depreciation and amortisation1	1,522	946	987
Net (gain)/loss from investing activities	(352)	85	(211)
Share of profit in associates and joint ventures	(1,324)	(1,381)	(1,155)
Gain on disposal of subsidiaries, businesses, associates and joint ventures	(828)	—	—
Change in expected credit losses gross of recoveries and other credit impairment charges	1,347	680	1,600
Provisions including pensions	1,012	1,244	700
Share-based payment expense	288	274	176
Other non-cash items included in profit before tax	(1,401)	(899)	(404)
Change in operating assets	(98,152)	(68,860)	14,657
Change in operating liabilities	136,627	71,964	(20,708)
Elimination of exchange differences2	(9,281)	(5,967)	11,168
Dividends received from associates	170	126	784
Contributions paid to defined benefit plans	(153)	(103)	(229)
Tax paid	(1,347)	(1,116)	(2,301)
Net cash from operating activities	40,535	7,705	14,242
Purchase of financial investments	(234,762)	(207,747)	(192,824)
Proceeds from the sale and maturity of financial investments	204,600	210,880	175,176
Net cash flows from the purchase and sale of property, plant and equipment	(532)	(520)	(676)
Net cash flows from purchase/(disposal) of customer and loan portfolios	435	(542)	338
Net investment in intangible assets	(951)	(751)	(1,097)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	(75)	(19)	23
Net cash from investing activities	(31,285)	1,301	(19,060)
Issue of ordinary share capital and other equity instruments	—	4,150	1,851
Cancellation of shares	—	(986)	(1,012)
Net sales of own shares for market-making and investment purposes	27	43	90
Redemption of preference shares and other equity instruments	—	(6,078)	—
Subordinated loan capital repaid	(4,138)	(4,020)	(57)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,271)	(4,965)	(5,797)
Net cash from financing activities	(8,382)	(11,856)	(4,925)
Net increase/(decrease) in cash and cash equivalents	868	(2,850)	(9,743)
Cash and cash equivalents at the beginning of the period3	311,153	333,912	324,901
Exchange differences in respect of cash and cash equivalents	(46)	(6,161)	(4,005)
Cash and cash equivalents at the end of the period3	311,975	324,901	311,153

1 The impact of the right-of-use assets recognised under IFRS 16 at the beginning of 2019 is not recognised in 2018.

2 The adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

3 At 30 June 2019, HSBC changed its accounting practice to include settlement accounts with bank counterparties of one month or less on a net basis. Comparatives have been re-presented and also include other cash equivalents not included in 2018 cash and cash equivalents. The net effect of these changes increased cash and cash equivalents by $10.8bn (30 Jun 2018: $15.2bn and 31 Dec 2018: $10.1bn).

Consolidated statement of changes in equity
				Other reserves
	Called up sharecapital and share premium	Otherequity instru-ments	Retainedearnings	Financial assets at FVOCI reserve	Cashflow hedging reserve	Foreignexchange reserve	Merger and otherreserves	Total share-holders’ equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the period	—	—	9,216	—	—	—	—	9,216	721	9,937
Other comprehensive income (net of tax)	—	—	(1,297)	1,202	237	92	—	234	93	327
– debt instruments at fair value through other comprehensive income	—	—	—	1,001	—	—	—	1,001	14	1,015
– equity instruments designated at fair value through other comprehensive income	—	—	—	201	—	—	—	201	67	268
– cash flow hedges	—	—	—	—	237	—	—	237	2	239
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(1,445)	—	—	—	—	(1,445)	—	(1,445)
– remeasurement of defined benefit asset/liability	—	—	(38)	—	—	—	—	(38)	(7)	(45)
– share of other comprehensive income of associates and joint ventures	—	—	73	—	—	—	—	73	—	73
– effects of hyperinflation	—	—	113	—	—	—	—	113	—	113
– exchange differences	—	—	—	—	—	92	—	92	17	109
Total comprehensive income for the period	—	—	7,919	1,202	237	92	—	9,450	814	10,264
Shares issued under employee remuneration and share plans	490	—	(475)	—	—	—	—	15	—	15
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,160	—	—	—	—	1,160	—	1,160
Dividends to shareholders6	—	—	(4,915)	—	—	—	—	(4,915)	(516)	(5,431)
Cost of share-based payment arrangements	—	—	255	—	—	—	—	255	—	255
Other movements	—	—	458	—	—	—	—	458	(96	362
At 30 Jun 2019	24,279	22,367	142,593	(330)	31	(26,041)	29,777	192,676	8,198	200,874

At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the period	—	—	7,748	—	—	—	—	7,748	668	8,416
Other comprehensive income (net of tax)	—	—	1,589	(273)	(66)	(4,194)	—	(2,944)	(86)	(3,030)
– debt instruments at fair value through other comprehensive income	—	—	—	(264)	—	—	—	(264)	(1)	(265)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(9)	—	—	—	(9)	(21)	(30)
– cash flow hedges	—	—	—	—	(66)	—	—	(66)	(2)	(68)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	1,346	—	—	—	—	1,346	(1)	1,345
– remeasurement of defined benefit asset/liability	—	—	300	—	—	—	—	300	(3)	297
– share of other comprehensive income of associates and joint ventures	—	—	(57)	—	—	—	—	(57)	—	(57)
– exchange differences	—	—	—	—	—	(4,194)	—	(4,194)	(58)	(4,252)
Total comprehensive income for the period	—	—	9,337	(273)	(66)	(4,194)	—	4,804	582	5,386
Shares issued under employee remuneration and share plans	582	—	(570)	—	—	—	—	12	—	12
Shares issued in lieu of dividends and amounts arising thereon	—	—	606	—	—	—	—	606	—	606
Capital securities issued1	—	4,150	—	—	—	—	—	4,150	—	4,150
Dividends to shareholders	—	—	(6,904)	—	—	—	—	(6,904)	(461)	(7,365)
Redemption of securities2	—	(5,827)	(237)	—	—	—	—	(6,064)	—	(6,064)
Cost of share-based payment arrangements	—	—	274	—	—	—	—	274	—	274
Cancellation of shares3	(986)	—	(1,014)	—	—	—	—	(2,000)	—	(2,000)
Other movements	—	—	2	83	—	—	—	85	(14)	71
At 30 Jun 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294

Consolidated statement of changes in equity (continued)
				Other reserves
	Called upshare capital and share premium	Otherequity instru- ments	Retainedearnings	Financial assets at FVOCI reserve	Cashflow hedging reserve	Foreign exchange reserve	Merger and other reserves	Totalshare- holders’ equity	Non-controlling interests	Totalequity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2018	19,933	20,573	140,908	(1,561)	(288)	(23,266)	27,308	183,607	7,687	191,294
Profit for the period	—	—	5,979	—	—	—	—	5,979	630	6,609
Other comprehensive income(net of tax)	—	—	1,176	28	82	(2,867)	—	(1,581)	(59)	(1,640)
– debt instruments at fair value through other comprehensive income	—	—	—	19	—	—	—	19	3	22
– equity instruments designated at fair value through other comprehensive income	—	—	—	9	—	—	—	9	(6	3
– cash flow hedges	—	—	—	—	82	—	—	82	5	87
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	1,501	—	—	—	—	1,501	1	1,502
– remeasurement of defined benefit asset/liability	—	—	(601)	—	—	—	—	(601)	(25)	(626
– share of other comprehensive income of associates and joint ventures	—	—	(7)	—	—	—	—	(7)	—	(7)
– effects of hyperinflation	—	—	283	—	—	—	—	283	—	283
– exchange differences	—	—	—	—	—	(2,867)	—	(2,867)	(37	(2,904)
Total comprehensive income for the period	—	—	7,155	28	82	(2,867)	—	4,398	571	4,969
Shares issued under employee remuneration and share plans	139	—	(40)	—	—	—	—	99	—	99
Shares issued in lieu of dividends and amounts arising thereon	—	—	888	—	—	—	—	888	—	888
Capital securities issued1	—	1,818	—	—	—	—	—	1,818	—	1,818
Dividends to shareholders	—	—	(4,643)	—	—	—	—	(4,643)	(249)	(4,892)
Redemption of securities2	—	(24)	—	—	—	—	—	(24)	—	(24)
Transfers4	—	—	(2,200)	—	—	—	2,200	—	—	—
Cost of share-based payment arrangements	—	—	176	—	—	—	—	176	—	176
Cancellation of shares5	3,717	—	(3,984)	—	—	—	269	2	—	2
Other movements	—	—	(69)	1	—	—	—	(68)	(13)	(81)
At 31 Dec 2018	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249

1 During 1H18, HSBC Holdings issued $4,150m of perpetual subordinated contingent convertible capital securities, on which there were $8m of external issuance costs, $34m of intra-Group issuance costs and $8m of tax benefits. During 2H18 HSBC Holdings issued £1,000m and SGD750m of perpetual subordinated contingent convertible capital securities, on which there were $52m of external issuance costs, $15m of intra-Group issuance costs and $3m of tax benefits. Under IFRSs these issuance costs and tax benefits are classified as equity.

2 During 1H18, HSBC Holdings redeemed its $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs. Under IFRSs external issuance costs are classified as equity.

3 For further details refer to Note 32 in the Annual Report and Accounts 2018. Relates to the $2,000m share buy-back announced in May 2018.

4 Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. A part reversal of this impairment results in a transfer from retained earnings back to the merger reserve of $2,200m.

5 This includes a re-presentation of the cancellation of shares to retained earnings and capital redemption reserve in respect of the 2017 share buy-back, under which retained earnings have been reduced by $3,000m, called up capital and share premium increased by $2,836m and other reserves increased by $164m. The remaining balance relates to the May 2018 share buy-back which completed in August 2018.

6 At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice. Prior periods have not been restated as all the relevant amounts are clearly disclosed, and the impact of the change in practice is not considered material.

1	Basis of preparation and significant accounting policies

(a) Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2018. These financial statements should be read in conjunction with the Annual Report and Accounts 2018 and the information about the application of IFRS 16 ‘Leases’ set out below.

At 30 June 2019, there were no unendorsed standards effective for the half-year to 30 June 2019 affecting these financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2019

IFRS 16 ‘Leases’

On 1 January 2019, we adopted the requirements of IFRS 16 retrospectively. The cumulative effect of initially applying the standard was recognised as an adjustment to the opening balance of retained earnings at that date. Comparatives were not restated. The adoption of the standard increased assets by $5bn and increased financial liabilities by the same amount with no effect on net assets or retained earnings.

On adoption of IFRS 16, we recognised lease liabilities in relation to leases that had previously been classified as ‘operating leases’ in accordance with IAS 17 ‘Leases’. These liabilities were recognised in ’other liabilities’ and measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate at 1 January 2019. The associated right of use (‘ROU’) assets were recognised in ’other assets’ and measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments or provisions for onerous leases recognised on the balance sheet at 31 December 2018. In addition, the following practical expedients permitted by the standard were applied:

●
reliance was placed on previous assessments on whether leases were onerous;

●
operating leases with a remaining lease term of less than 12 months at 1 January 2019 were treated as short-term leases; and

●
initial direct costs were not included in the measurement of ROU assets for leases previously accounted for as operating leases.

The differences between IAS 17 and IFRS 16 are summarised in the table below:

IAS 17	IFRS 16
Leases were classified as either finance or operating leases. Payments made under operating leases were charged to profit or loss on a straight-line basis over the period of the lease.
Leases are recognised as a ROU asset and a corresponding liability at the date at which the leased asset is made available for use. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant period rate of interest on the remaining balance of the liability. The ROU asset is depreciated over the shorter of the ROU asset’s useful economic life and the lease term on a straight-line basis.
In determining lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option over the planning horizon of five years.
In general, it is not expected that the discount rate implicit in the lease is available so the lessee’s incremental borrowing rate is used. This is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value in a similar economic environment with similar terms and conditions. The rates are determined for each economic environment in which we operate and for each term by adjusting swap rates with funding spreads (own credit spread) and cross currency basis where appropriate.

An amendment to IAS 12 was issued in December 2017 as part of the annual improvement cycle. The amendment clarifies that an entity should recognise the tax consequences of dividends where the transactions or events that generated the distributable profits are recognised. This amendment was applied on 1 January 2019 and had no material impact. Comparatives have not been restated.

(b) Use of estimates and judgements

Management believes that our critical accounting estimates and judgements are those that relate to the effect on hedge accounting of the fundamental review and reform of the major interest rate benchmarks, impairment of amortised cost and FVOCI financial assets, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There were no changes in the current period to the critical accounting estimates and judgements applied in 2018, which are stated on pages 35 and 226 of the Annual Report and Accounts 2018.

(c) Composition of Group

There were no material changes in the composition of the Group in the half-year to 30 June 2019.

(d) Future accounting developments

IFRS 17 ‘Insurance Contracts’ was issued in May 2017 and has not been endorsed for use in the EU. It sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is currently effective from

1 January 2021. However, the IASB is consulting on delaying the mandatory implementation date by one year and may make additional changes to the standard. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard is still developing and there may be changes to implementation decisions as practice evolves, therefore the likely impact of its implementation remains uncertain.

(e) Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

(f) Accounting policies

Except as described above and in footnotes 8 and 9 on page 88 of the Interim Report 2019, the accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 224 to 237 of the Annual Report and Accounts 2018, as are the methods of computation.

2	Dividends

A first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2019 was declared by the Directors on 3 May 2019. This distribution, amounting to $2,023m, was paid on 5 July 2019.

On 5 August 2019, the Directors declared a second interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2019. This distribution amounts to approximately $2,028m and will be payable on 26 September 2019. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2019			30 Jun 2018			31 Dec 2018
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,206	1,160	0.21	4,197	393	—	—	—
In respect of current year:
– first interim dividend1	—	—	—	0.10	2,008	213	—	—	—
– second interim dividend	—	—	—	—	—	—	0.10	1,990	181
– third interim dividend	—	—	—	—	—	—	0.10	1,992	707
Total	0.21	4,206	1,160	0.31	6,205	606	0.20	3,982	888
Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45
Total coupons on capital securities classified as equity		664			654			616
Dividends to shareholders		4,915			6,904			4,643

1
At 30 June 2019, HSBC changed its accounting practice on the recognition of interim dividends to recognise them on the date of payment rather than the date of declaration, in line with generally accepted accounting practice. Prior periods have not been restated as all the relevant amounts are clearly disclosed, and the change is not considered material.

Second interim dividend for 2019

On 5 August 2019, the Directors declared a second interim dividend in respect of 2019 of $0.10 per ordinary share. The ordinary shares in London, Hong Kong, Paris and Bermuda, and the American Depositary Shares (‘ADSs’) in New York, will be quoted ex-dividend on

15 August 2019. The dividend will be payable on 26 September 2019 to holders of record on 16 August 2019.

The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 16 September 2019. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 28 August 2019 and elections must be received by 12 September 2019.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 26 September 2019 to the holders of record on 16 August 2019. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 6 August 2019, 23 August 2019 and

27 September 2019.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 26 September 2019 to holders of record on 16 August 2019. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 28 August 2019 and elections will be required to be made by 6 September 2019. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 16 August 2019 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 16 August 2019. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 15 August 2019.

Transfers of ADSs must be lodged with the depositary by 11.00am local time on 16 August 2019 in order to receive the dividend.

ADS dividend fee

In order to cover costs associated with the management of the American Depositary Receipt programme, which was previously covered by fees generated from issuance and cancellation, a dividend fee will be introduced on cash dividends paid on ADSs, in line with common market practice. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend. This will commence from the 2019 third interim cash dividend payment payable on 20 November 2019. No fee will be deducted from the second interim dividend for 2019.

Dividend on preference shares

A quarterly dividend of $15.50 per 6.20% non-cumulative US dollar preference share, Series A (‘Series A dollar preference share’), (equivalent to a dividend of $0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A dollar preference share), and £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2019 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a quarterly dividend be payable on 16 September 2019 to holders of record on 30 August 2019.

3	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Profit attributable to shareholders of the parent company	9,216	7,748	5,979
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(664)	(530)	(499)
Profit attributable to ordinary shareholders of the parent company	8,507	7,173	5,435

Basic and diluted earnings per share
		Half-year to
		30 Jun 2019			30 Jun 2018			31 Dec 2018
		Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share	Profit	Numberof shares	Amount per share
	Footnotes	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic	1	8,507	20,124	0.42	7,173	19,998	0.36	5,435	19,786	0.27
Effect of dilutive potential ordinary shares			65			86			83
Diluted	1	8,507	20,189	0.42	7,173	20,084	0.36	5,435	19,869	0.27

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Change in expected credit losses and other credit impairment charges

	Half-year to
	30 Jun	30 Jun	31 Dec
	2019	2018	2018
	$m	$m	$m
Loans and advances to banks and customers	1,180	508	1,388
– new allowances net of allowance releases	1,381	769	1,535
– recoveries of amounts previously written off	(201)	(261)	(147)
Loan commitments and guarantees	(44)	(7)	4
Other financial assets	9	(5)	(16)
Debt instruments measured at fair value through other comprehensive income	(5)	(89)	(16)
Change in expected credit losses and other credit impairment charges	1,140	407	1,360
5	Adjusted balance sheet reconciliation

	At
	30 Jun 2019	31 Dec 2018
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,021,632	983,101	(1,405)	981,696
Interests in associates and joint ventures	23,892	22,442	(35)	22,407
Total external assets	2,751,273	2,559,358	(1,234)	2,558,124
Customer accounts	1,380,124	1,364,337	(1,694)	1,362,643

6	Reconciliation of reported and adjusted items

		Half-year to
		30 Jun	30 Jun	31 Dec
		2019	2018	2018
	Footnotes	$m	$m	$m
Revenue	1
Reported		29,372	27,287	26,493
Currency translation			(1,160)	(75)
Significant items		(877)	254	(85)
– customer redress programmes		—	(46)	(7)
– disposals, acquisitions and investment in new businesses		(827)	142	(29)
– fair value movements on financial instruments	2	(50)	152	(52)
– currency translation on significant items			6	3
Adjusted		28,495	26,381	26,333
ECL
Reported		(1,140)	(407)	(1,360)
Currency translation			50	3
Adjusted		(1,140)	(357)	(1,357)
Operating expenses
Reported		(17,149)	(17,549)	(17,110)
Currency translation			770	72
Significant items		986	1,164	488
– costs of structural reform	3	91	211	150
– customer redress programmes		610	100	46
– disposals, acquisitions and investment in new businesses		—	3	49
– past service costs of guaranteed minimum pension benefits equalisation		—	—	228
– restructuring and other related costs		287	24	42
– settlements and provisions in connection with legal and regulatory matters		(2)	841	(25)
– currency translation on significant items			(15)	(2)
Adjusted		(16,163)	(15,615)	(16,550)
Share of profit in associates and joint ventures
Reported		1,324	1,381	1,155
Currency translation			(67)	12
Adjusted		1,324	1,314	1,167
Profit before tax
Reported		12,407	10,712	9,178
Currency translation			(407)	12
Significant items		109	1,418	403
– revenue		(877)	254	(85)
– operating expenses		986	1,164	488
Adjusted		12,516	11,723	9,593

1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2 Fair value movements on financial instruments include non-qualifying hedges and debit value adjustments on derivatives.

3 Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

7	Contingent liabilities, contractual commitments and guarantees

		At
		30 Jun	31 Dec
		2019	2018
	Footnotes	$m	$m
Guarantees and contingent liabilities:
– financial guarantees		21,290	23,518
– performance and other guarantees		74,614	71,484
– other contingent liabilities		1,471	1,408
At the end of the period		97,375	96,410
Commitments:	1
– documentary credits and short-term trade-related transactions		6,671	7,083
– forward asset purchases and forward deposits placed		99,208	67,265
– standby facilities, credit lines and other commitments to lend		711,989	705,918
At the end of the period		817,868	780,266

1 Includes $629,891m of commitments at 30 June 2019 (31 December 2018: $592,008m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments is disclosed in Note 10 of the Interim Report 2019.

Approximately half the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Note 8 below and Note 10 of the Interim Report 2019.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2018. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2019 (see Note 10 of the Interim Report 2019). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) reversed that dismissal and remanded the cases to the US Bankruptcy Court. Further proceedings in the US Bankruptcy Court have been stayed pending the filing and disposition of a petition by HSBC and other parties to the US Supreme Court.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies have been dismissed, and certain claims against the remaining HSBC defendants have also been dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court opinion to the US District Court for the Southern District of New York (the ’New York District Court’).

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2019 for UK-based defendants and November 2019 for all other defendants.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. In June 2019, the Trustee, Kingate and HBBM entered into a global settlement agreement pursuant to which the Trustee and Kingate released HBBM from any and all claims arising out of or relating to Kingate including all pending litigation in the US, UK and Bermuda. This settlement is subject to final approval from courts in the US and British Virgin Islands.

Cayman Islands litigation: In February 2013, Primeo Fund Limited (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s claims against HSSL and HSBC Cayman Limited. Primeo has the right to appeal to the UK Privy Council.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc (‘HSBC Bank’) before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. This action has been temporarily suspended at the plaintiffs’ request. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the judgment.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, among other agreements, HSBC Holdings plc (‘HSBC Holdings’) agreed to an undertaking with the UK Financial Conduct Authority (‘FCA’) and consented to a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who is, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme (the ‘Skilled Person/Independent Consultant’). In December 2012, HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions. The Skilled Person/Independent Consultant will continue to conduct country reviews and provide periodic reports for a period of time at the FCA’s and FRB’s discretion. The role of the Skilled Person/Independent Consultant is discussed on page 85 of the Annual Report and Accounts 2018.

Through the Skilled Person/Independent Consultant’s country-level reviews, as well as internal reviews conducted by HSBC, certain potential AML and sanctions compliance issues have been identified that HSBC is reviewing further with the FRB, FCA and/or OFAC. The Financial Crimes Enforcement Network of the US Treasury Department, as well as the Civil Division of the US Attorney’s Office for the Southern District of New York, are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA N.A. (‘HSBC Bank USA’), HSBC North America Holdings Inc. and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of the Nominal Corporate Defendants (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the US Department of Justice (‘DoJ’), entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. In November 2018, the appellate court reversed the New York state court’s decision and reinstated the action; furthermore, in March 2019, the appellate court denied the Nominal Corporate Defendants’ motion for reargument or for leave to appeal to the New York Court of Appeals. In February 2019, the Nominal Corporate Defendants and most of the Individual Defendants filed a further motion to dismiss in New York state court, where the matter is pending.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly-owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with the Bank Secrecy Act, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed. In October 2018, the plaintiff applied for leave to appeal to the Supreme Court of Canada and, in March 2019, the plaintiff’s application for leave to appeal was denied.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, 10 actions are pending in federal court in New York, with one on appeal. In July 2018, in one case, the New York District Court granted HSBC’s motion to dismiss, while in a different case, the magistrate judge issued a recommendation that the New York District Court should deny the defendants’ motion to dismiss. The plaintiffs appealed the decision in the case granting dismissal and that appeal is pending. Motions to dismiss were filed in two other cases; the court in one of those cases granted HSBC’s motion in March 2019. The plaintiffs in that case are now seeking to amend their complaint. The six remaining actions are at a very early stage.

In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by HSBC with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of HSBC more generally.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Tax-related investigations

Various tax administration, regulatory and law enforcement authorities around the world, including in the US, Belgium, Argentina, India and Spain, are conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Swiss Private Bank and an HSBC company in India, acted appropriately in relation to certain customers who may have had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. These investigations remain pending.

In November 2014, HSBC Swiss Private Bank was placed under formal criminal examination in Belgium for alleged historical tax-related offences. In June 2017, Belgian authorities also placed HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA, a Swiss holding company, under formal criminal examination. In June 2019, HSBC Swiss Private Bank reached a settlement in principle to resolve the Belgian authorities’ investigation. The settlement in principle is subject to court approval, and there can be no assurance that the proposed resolution will be approved. Management’s estimate of the expected outflow under the settlement in principle is already covered by the existing amount provisioned for this matter.

In November 2014, the Argentine tax authority initiated a criminal action against various individuals, including current and former HSBC employees. The criminal action includes allegations of tax evasion, conspiracy to launder undeclared funds and an unlawful association among HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. HSBC is cooperating with this ongoing investigation.

In February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC companies received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and an HSBC company in Dubai for allegedly abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC companies show cause as to why such prosecution should not be initiated. HSBC Swiss Private Bank and the HSBC company in Dubai have responded to the show cause notices. HSBC is cooperating with this ongoing investigation.

As at 30 June 2019, HSBC has recognised a provision for these various matters in the amount of $629m. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ from this amount.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC has appealed the decision.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US dollar Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans (the ‘Lender class’); persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates (the ‘OTC class’); and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. During 2018, the New York District Court granted final approval of the settlements with the OTC and Lender classes. The remaining settlements are subject to final court approval. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. This matter is at a very early stage.

Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’): In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, following a decision on the defendants’ motion to dismiss in October 2018, the claims against a number of HSBC entities were dismissed, and the Hongkong and Shanghai Banking Corporation Limited (‘HBAP’) remains the only HSBC defendant in this action. In October 2018, HBAP filed a motion for reconsideration of the decision based on the issue of personal jurisdiction; this motion was denied in April 2019. Also in October 2018, the plaintiff filed a third amended complaint naming only the Sibor panel members, including HBAP, as defendants; the court dismissed the third amended complaint in its entirety in July 2019.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiff filed an amended complaint, which the defendants have moved to dismiss.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Various regulators and competition authorities around the world, including in the EU, Switzerland, Brazil and South Africa, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In December 2016, Brazil’s Administrative Council of Economic Defense (‘CADE’) initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa referred a complaint for proceedings before the South African Competition Tribunal against 18 financial institutions, including HSBC Bank, for alleged misconduct related to the foreign exchange market in violation of South African antitrust laws. In April 2017, HSBC Bank filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the South African Competition Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. In June 2019, the South African Competition Tribunal issued a decision requiring the Competition Commission to revise its complaint. Several financial institutions named in the complaint, including HSBC Bank USA, have appealed part of the decision to the Competition Appeal Court of South Africa, and the Competition Commission has cross-appealed.

In October 2018, HSBC Holdings and HSBC Bank received an information request from the EC concerning potential coordination in foreign exchange options trading. This matter is at an early stage.

In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.

A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported ‘indirect’ purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court, where they remain pending.

In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and file a motion for certification of the consolidated class action. In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants, by certain plaintiffs that opted out of the US class action settlement. These matters are at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss, which remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These matters are at early stages.

In February 2019, PBGB received a letter before claim by investors in Eclipse film finance schemes asserting various claims against PBGB and others in connection with their roles in facilitating the design, promotion and operation of such schemes. This matter is at an early stage.

It is possible that additional actions or investigations will be initiated against PBGB as a result of its historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

●
an investigation by the DoJ regarding US Treasury securities trading practices;

●
investigations by the US Commodity Futures Trading Commission regarding (a) certain swap dealer trading conduct; and (b) swap data reporting and other regulatory issues related to prior periods;

●
an investigation by the Swiss Competition Commission in connection with the setting of Euribor and Japanese yen Libor;

●
an information request from the UK Competition and Markets Authority concerning the financial services sector;

●
putative individual and class actions brought in the New York District Court relating to the credit default swap market, the Mexican government bond market and the US government-sponsored enterprise bond market, and putative class actions brought in the New York District Court and in the Superior and Federal Courts in Canada relating to the market for US dollar-denominated supranational sovereign and agency bonds;

●
putative class actions brought in the US District Court for the Northern District of Texas and a claim issued in the High Court of England and Wales in connection with HSBC Bank’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

9	Events after the balance sheet date

In its assessment of events after the balance sheet date, HSBC considered, among other risks, the events related to the process of the UK’s withdrawal from the European Union that occurred between 30 June 2019 and the date when the financial statements were authorised for issue, and concluded that no adjustments to the financial statements were required.

A second interim dividend in respect of the financial year ending 31 December 2019 was declared by the Directors on 5 August 2019, as described in Note 3 of the Interim Report 2019.

On 5 August 2019, the Board approved a share buy-back of up to $1.0bn.

10	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2019	2018
	%	%
Transitional basis
Common equity tier 1 ratio	14.3	14.0
Tier 1 ratio	17.2	17.0
Total capital ratio	20.1	20.0
End point basis
Common equity tier 1 ratio	14.3	14.0
Tier 1 ratio	16.9	16.6
Total capital ratio	18.7	19.4

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2019	2018
	$m	$m
Transitional basis
Common equity tier 1 capital	126,949	121,022
Additional tier 1 capital	25,878	26,120
Tier 2 capital	25,432	26,096
Total regulatory capital	178,259	173,238
Risk-weighted assets	885,971	865,318
End point basis
Common equity tier 1 capital	126,949	121,022
Additional tier 1 capital	22,363	22,525
Tier 2 capital	16,107	24,511
Total regulatory capital	165,419	168,058
Risk-weighted assets	885,971	865,318

Leverage ratio
		At
		30 Jun	31 Dec
		2019	2018
Ref*		$bn	$bn
20	Tier 1 capital	149.3	143.5
21	Total leverage ratio exposure	2,786.5	2,614.9
		%	%
22	Leverage ratio	5.4	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average1	2,550.1	2,464.4
		%	%
	UK leverage ratio – quarterly average	5.8	5.8
	UK leverage ratio – quarter end	5.8	6.0

* The references identify the lines prescribed in the European Banking Authority (‘EBA’) template.

1 UK leverage ratio here and below denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework.

Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a of the Capital Requirements Regulation.

11	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2018 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditors, PricewaterhouseCoopers LLP (‘PwC’), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying their report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2019. The Interim Report 2019 was approved by the Board of Directors on 5 August 2019. The unaudited interim consolidated financial statements have been reviewed by the Group’s auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2019.

12	Dealings in HSBC Holdings plc listed securities

HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for the share buy-back and dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2019.

13	Proposed interim dividends for 2019

The Board has adopted a policy of paying quarterly dividends on ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on ordinary shares in respect of 2019 that have not yet been declared are as follows:

Interim dividends for 2019 not yet declared
	Footnotes	Third interimdividend for 2019	Fourth interimdividend for 2019
Announcement		2 Oct 2019	18 Feb 2020
Shares quoted ex-dividend in London, Hong Kong, New York, Paris and Bermuda		10 Oct 2019	27 Feb 2020
Record date in London, Hong Kong, New York, Paris and Bermuda	1	11 Oct 2019	28 Feb 2020
Payment date		20 Nov 2019	14 Apr 2020

1 Removals from or transfers to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register will not be permitted on these dates.

14	Earnings release and final results

An earnings release for the three-month period ending 30 September 2019 is expected to be issued on 28 October 2019. The results for the year to 31 December 2019 are expected to be announced on 18 February 2020.

15	Corporate governance

We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2019, we complied with the applicable provisions of the UK Corporate Governance Code and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.

The Board has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.

Following specific enquiries, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2018 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 25 of the Interim Report 2019.

The remuneration policy for our Directors, as disclosed on pages 176 to 194 of our Annual Report and Accounts 2018, along with the change to the maximum pension allowance for our current and new executive Directors from 30% to 10% of salary, announced on

15 March 2019, was approved by our shareholders at the Annual General Meeting on 12 April 2019.

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Mark Tucker*, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Noel Quinn, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

16	Interim Report 2019

The Interim Report 2019 will be made available to shareholders on or about 28 August 2019. Copies of the Interim Report 2019 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2019 and this News Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2019 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

The Interim Report 2019 will be available on The Stock Exchange of Hong Kong Limited’s website www.hkex.com.hk.

17	For further information contact:

Media Relations Heidi Ashley Telephone: +44 (0)20 7992 2045	Investor Relations United Kingdom Richard O’Connor Telephone: +44 (0)20 7991 6590
Patrick Humphris Telephone: +852 2822 2052 Robert Sherman Telephone: +1 212 525 6901	Hong Kong Hugh Pye Telephone: +852 2822 4908

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 05 August 2019